Exhibit 99.1

U.S. Army 4-Star General (Ret.) Michael X. Garrett Appointed to Nano Dimension’s Board of Directors

Former Commanding General of U.S. Army Forces Command, Currently a Textron Director

Waltham, Mass., Oct. 17, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing 3D printers, today announced that 4-Star General (Ret.) Michael X. Garrett has been appointed as a member of its Board of Directors, effective as of October 15th, 2023. General Garrett is a retired United States Army four-star general with nearly 40 years of service, most recently serving as Commanding General, United States Army Forces Command (“FORSCOM”), the largest command in the U.S. Army, from March 2019 until his retirement in July 2022.

General Garrett’s 38-year active military career culminated in three years commanding U.S. Army Forces Command and its 750,000 combat and support personnel across the United States, from 2019-2022. In this role, he oversaw training, readiness, and modernization for most active and reserve U.S. Army Soldiers through multiple global crises.

His earlier command tours include U.S. Army Central and its Army Soldiers serving throughout the Middle East; U.S. Army Alaska; and the Army’s first Alaska-based airborne brigade, which Garrett established and deployed into Iraq in the mid-2000s.

General Garrett served nearly 40 years on active duty as an Infantryman, Paratrooper, and Ranger who ultimately rose to the rank of four-star general as Commander of U.S. Army Forces Command from 2019-2022.

General Garrett’s military decorations include the Distinguished Service and Defense Superior Service medals; he is also a Distinguished Member of the 75th Ranger Regiment.

In retirement, General Garrett continues to support service members, military families, and rising professionals as a member of the board of directors for Textron, First Command Financial Services, Semper Fi & America’s Fund, and now Nano Dimension. He is Chairman of the Board of Commissioners for the American Battle Monuments Commission, and serves as an Executive in Residence for Fayetteville State University.

Dr. Nissan-Cohen Chairman, and Yoav Stern, CEO issued a joint statement: “We are honored to add General Garrett to our Board. His extensive experience of running large organizations under challenging time and performance demands, and most of all his proven leadership strategy development capabilities, will enhance our board with large scale thinking and development. We expect that General Garrett’s experience as a Director of Textron Inc. (NYSE: TXT) will contribute to Nano Dimension’s governance policies and implementation thereof, as well as with our go-to-market plans which include approximately 30% defense related customers.”

General Garrett also shared: “It is a privilege to serve as a member of the Nano Dimension team. After following the company closely for the past year, and a recent series of face-to-face engagements with their teams in Switzerland and Israel, I am impressed with the company’s passion for innovation and high-quality technological solutions. But most of all, I am proud to join Nano Dimension's shareholders, customers, and professionals in our shared commitment to strong values and ethical decision-making. This is a winning team.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices – on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications – from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses General Garrett’s contribution to the Company and the Company’s governance policy implementations and go-to-market plans. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACT

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com